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                                                                   EXHIBIT 2.1.2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933; THEY HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT AND MAY NOT BE PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT AS MAY BE AUTHORIZED UNDER THE SECURITIES ACT OF 1933 AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

                         SENIOR EARNOUT PROMISSORY NOTE

$_______________                                                   July __, 1998
                                                         Los Angeles, California


        1. Principal. For value received, Vans, Inc., a Delaware corporation (hereinafter referred to as "Maker"), hereby promises to pay to the order of ________________ (hereinafter referred to as "Payee"), or order, at his/her/its place of business located at _____________________, or at such other place as the holder of this Senior EarnOut Promissory Note (hereinafter referred to as this "Note") may designate in writing, the principal sum equal to the "Payee's Adjusted Principal," as determined in accordance herewith. For purposes of this Note, "Switch" shall mean Switch Manufacturing, a California corporation.

               (a) The Payee's Adjusted Principal shall equal the product of
(i)______% ("the Payee Share") and (ii) the Adjusted Aggregate Principal as determined below. The Payee's Adjusted Principal could be zero under certain circumstances. In no event shall the Payee's Adjusted Principal exceed the product of (i)Aggregate Principal Amount (as defined below) and (ii)the Payee Share.

               (b) The Adjusted Aggregate Principal shall be determined as set forth below:

                      (i) If the "Created Value" (as defined below) is equal to or less than the "Threshold Amount" (as determined below), the Adjusted Aggregate Principal shall equal (A) an amount equal to 51% of the Created Value, plus the "Northwave Amount" (as defined below), less (B) $4.0 million.

                      (ii) If the Created Value is greater than the Threshold Amount, the Adjusted Aggregate Principal shall equal (A) $6.0 million plus (B) an amount equal to 21.5% of the excess of the Created Value over the Threshold Amount. For example, if the Created Value equals $23,000,000 and the Northwave Amount equals $400,000, then the Threshold Amount shall equal $18,823,529, and the Adjusted Aggregate Principal shall equal $6,897,941.

        The "Threshold Amount" is the difference between (x) $10.0 million, and
(y) the Northwave Amount, divided by (z) 0.51. The term "Northwave Amount" means an amount equal to the difference, if any, between (i) the sum of (a) aggregate royalties paid to Switch on actual sales through the end of "Fiscal 2001" (as defined below), pursuant to that certain Binding CoDevelopment Agreement, dated June 16, 1998, by and between Switch and Northwave srl (the "Northwave Agreement"), and (b) royalties payable to Switch on "Booked Northwave Sales" (as defined below), and (ii) one half of the aggregate unamortized costs of all molds and tooling paid for by Switch and Piva srl ("Piva") as of the end of Fiscal 2001 pursuant to that certain Sole CoDevelopment Agreement, dated June 18, 1998, by and between Switch and Piva. For purposes of determining the amortized portion of such molds and tooling, the amortization rate per pair produced shall be mutually agreed to, but shall not exceed $2.00 per pair.

        The term "Booked Northwave Sales" means firm orders placed with Switch by the end of Fiscal 2001 pursuant to the Northwave Agreement for delivery prior to September 1, 2001 which are backed by irrevocable letters of credit ("Firm Orders"), multiplied by the following percentage, which shall not exceed 100%:


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                      X - $3,726,000
                      --------------
                         $524,000

                      Where X = gross profit from actual net sales of the "Original System" (as defined below) and Switch snowboard boots for the fiscal year ending May 31, 1999, as determined by "GAAP" (as defined below), and including a reduction for an allowance for bad debt ("Fiscal 1999 Gross Profit").

        For example, if Firm Orders are $1,000,000 and Fiscal 1999 Gross Profit is $4,000,000, then Booked Northwave Sales shall be $522,900,
i.e. $1,000,000 x ($4,000,000 - $3,726,000).
------------------------------------------
                $524,000

        Notwithstanding the foregoing, if prior to May 31, 2000, (i) any third party acquires a majority of the voting stock of Maker and (ii) a court order or injunction prohibiting the use of the Original System has not been issued as of May 31, 2000, the Adjusted Aggregate Principal shall be deemed to be not less than $6.0 million irrespective of the amount determined under this Section 1 (the "EarnOut Floor"). If after May 31, 2000, but on or before September 30, 2000, a competitor of Maker in the snowboard industry acquires a majority of the voting stock of Maker and a court order or injunction prohibiting the use of the Original System has not been issued as of the date of the acquisition (collectively, a "Competitor Acquisition"), the EarnOut Floor shall be $4.0 million. If a Competitor Acquisition occurs after September 30, 2000, but before May 31, 2001, the EarnOut Floor shall be $2.5 million.

                      (iii) The Created Value shall equal the product of

                           (A) "Fiscal 2001 Gross Profit" (as defined below)
reduced by the sum of the following amounts:

                                (I) $3,500,000;

                                (II) the excess of (x) the actual sales
commissions paid in the fiscal year ending May 31, 2001 ("Fiscal 2001") on net sales of the "Autolock System" (as defined below) in accordance with generally accepted accounting principles consistently applied ("GAAP") over (y) the actual sales commissions paid for all such bindings in the fiscal year ending May 31, 1999;

                                (III) fifteen percent (15%) of net sales of any
stepin boot binding system which is sold, distributed and marketed by Maker as a system separate and apart from the Original System under a brand name other than "Switch" or "Autolock";

                                (IV) royalties paid or payable by Maker for any
Fiscal 2001 net sales resulting from any stepin boot binding system, technology or knowhow (other than the Original System) which Maker licenses prior to the EarnOut Maturity Date and utilizes in "Other Systems" (as defined below); and

                                (V) an amount equal to ten percent (10%) of
direct net sales of the Autolock System sold outside the United States; multiplied by

                           (B) Sixty percent (60%), multiplied by

                           (C) The "Multiple," which shall mean an amount equal
to 12.75 plus the product of (x) 22.5 and (y) the difference between (i) the percentage increase in Switch's bookings of the Original System for delivery during the fiscal year ending May 31, 2002, over its bookings of the Original System for delivery during Fiscal 2001, measured as of June 30, 2001, and June 30, 2000, respectively, and (ii) ten percent (10%); provided, however, that in no event shall the Multiple exceed 17.25 or be less than 12.75;


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                           (D) Less any amounts paid or payable by Maker in
connection with the acquisition of any stepin boot binding systems, technology or knowhow which Maker purchases prior to the EarnOut Maturity Date and utilizes in Other Systems, to the extent of any Created Value which results from net sales of such Systems; and

                           (E) Less $375,000.

                                (iv) "Fiscal 2001 Gross Profit" shall mean the
actual gross profit of Switch on sales of the Autolock System, as determined in accordance with GAAP by the independent accountants which audit Maker's financial statements for Fiscal 2001, which calculation shall be final and binding on Maker and Payee, and which calculation shall be completed on or before the EarnOut Maturity Date and shall be subject to the adjustments set forth below:

                                (x) increased by $500,000 in recognition of
potential future sales and gross profit contribution from Switch's Flexible boot line;

                                (y) increased by an amount equal to forty five
percent (45%) of the gross profit on net sales as determined in accordance with GAAP of product packages consisting of (i)the Autolock System, and (ii)Maker's snowboard boots ("Packages"); and

                                (z) decreased by a bad debt allowance determined
in accordance with GAAP.

        For purposes of this Note only, the term "Autolock System" means (i) Switch's Autolock stepin boot binding system, as described in U.S. Patent 5,520,406 (the "Original System"), and (ii) any other stepin boot binding systems which are sold, distributed or marketed by Maker prior to the EarnOut Maturity Date ("Other Systems").(c)The "Liability Deduction", if any, shall be equal to the product of (i) the Payee Share and (ii) the sum of (A) 100% of the aggregate amount of the losses, damages, costs, liabilities or expenses, including any legal fees and costs, incurred by Maker and/or Switch in the "Ride Action" (as hereinafter defined) (collectively, the "Liabilities") up to $500,000 and (B) 70% of the Liabilities in excess of $500,000 and (C) unless otherwise agreed upon by Maker and the Shareholder Representatives (as defined in the that certain Agreement and Plan of Merger of even date herewith, between Switch and Maker and agreed to by certain other parties (the "Merger Agreement")), an amount equal to $100,000 upon resolution of Switch's trademark dispute in Japan, more particularly described in Exhibit"A" hereto (the "Japanese Trademark Dispute"); provided, however, that the Liability Deduction shall in no event exceed the product of $1,500,000 and the Payee Share. For purposes hereof, the "Ride Action" means the patent infringement action between Switch, on the one hand, and Mark A Raines, Gregory A. Deeney and Preston Bindings Company, a wholly owned subsidiary of Ride, Inc., on the other hand. The Liability Deduction shall be Maker's sole and exclusive remedy with respect to the Liabilities.

        2. Interest. This Note shall not bear interest.

        3. Payment.

               (a) Maturity Date(s). The Payee's Adjusted Principal shall be due and payable on __________ [sixty (60) business days after the third anniversary of this Note] (the "EarnOut Maturity Date"), provided, however, if the Ride Action or the Japanese Trademark Dispute have not been fully and finally settled or otherwise resolved or are subject to appeal of any kind by the EarnOut Maturity Date, then only an amount equal to (i)the product of (A) the Payee Share and (B) the Adjusted Aggregate Principal less $1.5 million, shall be paid on the EarnOut Maturity Date. An amount equal to the balance of Payee's Adjusted Principal, less any Liability Deduction, shall be due and payable forty five
(45) days after the date on which the Ride Action and the Japanese Trademark Dispute have been fully and finally settled or otherwise resolved and are not subject to appeal of any kind (the "Final Maturity Date").


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               (b) Manner of Payment.

                      (i) Payee's Adjusted Principal shall be paid, at Maker's sole discretion, in cash (by check) or common stock to be issued by Maker to Payee; provided, however, that to the extent the payment of all or a portion of Payee's Adjusted Principal in cash would cause the merger of Switch and a wholly owned subsidiary of Maker pursuant to the Agreement not to qualify as a non-recognition transaction under Section 368 of the Internal Revenue Code of 1986, as amended, Maker shall pay such portion of Payee's Adjusted Principal in common stock of Maker, subject to the condition that in lieu of fractional shares Maker will pay cash equal to the product of the fraction of share which would have been issuable multiplied by the per share value determined in accordance herewith. Such common stock shall be valued at the average closing ask price for the common stock of Maker for the five trading days immediately preceding the Initial Maturity Date or the Final Maturity Date, as the case may be; provided, however, if the spread between the average closing ask price and the average closing bid price for such period exceeds $0.25 (the "Overage"), then such common stock shall be valued at an amount equal to the sum of (i)the average closing bid price for such period, plus (ii)fifty percent (50%) of the Overage.

                      (ii) Any principal paid in cash shall be payable in lawful money of the United States of America.

        4. Optional Prepayment. Maker shall have the right to prepay all or any portion of Payee's Adjusted Principal at any time without premium or penalty.

        5. Delivery of Documents. Concurrently with the payment of Payee's Adjusted Principal, Maker hereby agrees to deliver to Payee the calculation of Aggregate Adjusted Principal including the computation of the Fiscal 2001 Gross Profit and the Liability Deduction. Maker shall also deliver to Payee its calculation of the value of the common stock, if any, delivered to Payee as payment of Payee's Adjusted Principal.

        6. Waivers. Maker, for itself and its legal representatives, successors and assigns, expressly waives presentment, protest, demand, notice of dishonor, notice of nonpayment, notice of maturity, notice of protest, presentment for the purpose of accelerating maturity, and diligence in collection.

        7. Amendments; Modifications in Writing; Shareholders' Representatives.

               (a) This Note has been issued as part of a series of Senior EarnOut Promissory Notes in the aggregate principal amount of $2,342,279 (collectively, the "Notes"), to the shareholders of Switch in connection with the merger of Switch with and into a subsidiary of Maker pursuant to the terms of the Merger Agreement. Notwithstanding the foregoing, in the event that the right of the holders to the HoldBack Amount (as such term is defined in the Initial Promissory Notes (the "Initial Notes") terminates, then, and in such event, the aggregate principal amount of the Notes shall be increased to $3,342,279 (the "Aggregate Principal Amount").

               (b) Except for the face amount of the Payee's Adjusted Principal, any of the terms and provisions of this Note may be amended or modified by the written agreement of the holders of a majority of the then outstanding principal amount of the Notes and Maker. No waiver or modification of the face amount of the Payee's Adjusted Principal shall be valid or binding unless agreed to in a writing executed by Maker and Payee.

               (c) Pursuant to the terms of the Merger Agreement, Payee has agreed that certain "Shareholder Representatives," as such term is defined in the Merger Agreement, shall have the right to act in lieu and in the stead of Payee in connection with the review of information from the Maker regarding the Notes, the calculation of payments due with respect to the Notes and the enforcement of certain rights with respect to the Notes.


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        8. Governing Law. This Note and all rights and obligations of the undersigned and the holder hereof shall be governed, construed and interpreted in accordance with the internal laws of the State of California.

        9. Offset. Maker shall be entitled to deduct from any payments due hereunder the amount of any Covered Indemnity Claim (as defined in the Merger Agreement) multiplied by the Payee Share.

        10. Seniority. This Note is being issued concurrently with Subordinated EarnOut Promissory Notes (the "Subordinated Notes"), and shall be entitled to be paid in its entirety prior to any payment being made on the Subordinated Notes.


                                   VANS, INC.,
                                   a Delaware corporation


                                   By_____________________________
                                     Gary H. Schoenfeld, President and
                                     Chief Executive Officer


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                                    EXHIBIT A
                    Description of Japanese Trademark Dispute

                Sega owns the Japanese trademark registration for the mark "Switch" in Japanese class 28 (sporting goods). Before Switch could approach Sega about assigning it the registration, Sega assigned it to a company called Natural Cedars. Switch suspects, but has not yet determined, that Natural Cedars is an affiliate of Switch's Japanese distributor, ITC.


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